                                                                       Exhibit 2

                       PRO FORMA COMBINED FINANCIAL DATA

  The following tables set forth unaudited pro forma combined financial data of the Company for the year ended December 31, 1995. The pro forma combined financial data is derived from the historical Consolidated Financial Statements of Garrett included elsewhere in this Current Report on Form 8-K and the historical Consolidated Financial Statements of the Company, adjusted to give pro forma effect to the Acquisition, the Company's proposed Offering $125.0 million in Senior Subordinated Notes (the "Offering"), the issuance of $25.0 million of Preferred Stock, the UNC/AlliedSignal Agreement and the sale of the Heavy Maintenance Business. The pro forma balance sheet data give effect to the Acquisition, the Offering, the issuance of the Preferred Stock, the UNC/AlliedSignal Agreement and the divestiture of the Heavy Maintenance Business as if they were consummated on December 31, 1995 and the pro forma statement of operations data give effect to the Acquisition, the Offering, the issuance of the Preferred Stock, the UNC/AlliedSignal Agreement and the divestiture of the Heavy Maintenance Business as if they were consummated on January 1, 1995. The adjustments relating to the Acquisition and the related transactions are described in the accompanying notes. The pro forma adjustments are based upon available information and certain assumptions that management of the Company believes are reasonable. The pro forma financial data does not purport to represent what the Company's financial position or results of operations would actually have been had the Acquisition and such other transactions, in fact, occurred on such dates, or to project the Company's financial position at any future date or results of operations for any future period.

                               PRO FORMA COMBINED

                            STATEMENT OF OPERATIONS

                         YEAR ENDING DECEMBER 31, 1995
                                  (UNAUDITED)

                               HISTORICAL
                          ------------------------    PRO FORMA
                           COMPANY      GARRETT      ADJUSTMENTS      PRO FORMA
                          -----------  -----------  -------------    -----------
                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 (A):
Sales and operating rev-
 enues..................  $   536,243  $   338,104       $(9,022)(b) $   865,325
Costs and operating ex-
 penses.................      456,935      294,382        (7,437)(b)     736,611
                          -----------  -----------                   -----------
                                                          (7,269)(c)
Gross profit............       79,308       43,722                       128,714
Selling, general and ad-
 ministrative expenses..       56,952       28,261          (380)(b)      84,896
                          -----------  -----------                   -----------
                                                          (2,720)(c)
                                                           2,783 (d)
Operating income........       22,356       15,461                        43,818
Interest expense........      (19,514)      (3,334)      (10,983)(e)     (33,831)
Other, net..............          116          315                           431
                          -----------  -----------                   -----------
Earnings before income
 taxes..................        2,958       12,442                        10,418
Provision for income
 taxes..................        1,035                      2,611 (f)       3,646
                          -----------  -----------                   -----------
 Net earnings...........        1,923       12,442                         6,772
Preferred dividends.....                                   2,125 (g)       2,125
                          -----------  -----------                   -----------
Net earnings attribut-
 able to common stock...  $     1,923  $    12,442                   $     4,647
                          ===========  ===========                   ===========
Earnings per common
 share..................  $       .11                                $       .26
Weighted average number
 of common shares.......       17,666                                     17,666

                        PRO FORMA COMBINED BALANCE SHEET

                               DECEMBER 31, 1995
                                  (UNAUDITED)

                                         HISTORICAL
                                      ------------------  PRO FORMA
                                        UNC     GARRETT  ADJUSTMENTS    PRO FORMA
                                      --------  -------- -----------    ---------
                                              (DOLLARS IN THOUSANDS)
ASSETS:
Current Assets:
  Cash..............................  $  1,671  $ 11,247  $(11,247)(h)  $  1,671
  Accounts receivable...............   102,462    44,649     1,513 (i)   148,624
  Unbilled costs and accrued profits
   on contracts in progress.........    11,128                            11,128
  Inventories.......................    91,130    21,281       343 (j)   111,211
                                                            (1,543)(k)
  Assets held for sale..............     5,099                             5,099
  Other.............................    10,156     1,334                  11,490
                                      --------  --------                --------
    Total current assets............   221,646    78,511                 289,223
Assets held for sale--noncurrent....    12,796                            12,796
Property, plant and equipment, net..    48,068    28,402     6,619 (j)    82,632
                                                              (457)(k)
Cost in excess of net assets of ac-
 quired companies, net(a)...........   136,298     4,954   104,914 (j)   246,166
Other noncurrent assets.............    27,453                            27,453
                                      --------  --------                --------
    Total assets....................  $446,261  $111,867                $658,270
                                      ========  ========                ========
LIABILITIES AND STOCKHOLDERS' EQUI-
 TY:
Current liabilities:
  Current portion of long-term
   debt.............................  $  1,748  $  8,250  $ (8,250)(l)  $  1,748
  Accounts payable..................    39,614    39,321                  78,935
  Accrued expenses..................    54,794    13,375       (30)(k)    68,139
  Income taxes payable..............     1,392                             1,392
                                      --------  --------                --------
    Total current liabilities.......    97,548    60,946                 150,214
Long-term Bank Revolving Credit Fa-
 cility.............................    37,181    10,000    (6,015)(l)    41,166
9 1/8% Senior Notes.................   100,000                           100,000
Other Long-term Senior Debt.........     1,352    21,858   (16,500)(l)     6,710
 % Senior Subordinated Notes being
 offered............................                       125,000 (l)   125,000
7 1/2% Convertible Subordinated
 Debentures Due 2006................    64,800                            64,800
Other noncurrent liabilities........    45,228                            45,228
SHAREHOLDERS' EQUITY:
Convertible preferred stock.........                        25,000 (m)    25,000
Partners' capital...................              19,063   (19,063)(n)
Common stock........................     3,679                             3,679
Additional paid-in capital..........   123,717                           123,717
Retained earnings (deficit).........   (15,450)                          (15,450)
                                      --------  --------                --------
Total...............................   111,946    19,063                 136,946
Less:
  Treasury stock....................     8,750                             8,750
  Minimum pension liability
   adjustment.......................     1,801                             1,801
  Unearned compensation--restricted
   stock............................     1,243                             1,243
                                      --------  --------                --------
Total shareholders' equity..........   100,152    19,063                 125,152
                                      --------  --------                --------
Total liabilities and shareholders'
 equity.............................  $446,261  $111,867                $658,270
                                      ========  ========                ========

- --------
(a) The Acquisition will be accounted for as a purchase pursuant to APB Opinion No. 16 "Business Combinations." The purchase cost will be allocated to the assets and liabilities of Garrett based on their relative fair values. Such allocations are subject to final determination based on valuations and other studies to be performed prior to the Closing. The final values may differ from those set forth in the table above.

(b) In connection with the Acquisition, the Company has agreed to sell the Heavy Maintenance Business to Sabreliner at approximately book value. See the discussion of "Hart-Scott-Rodino Proceedings" included elsewhere in this Current Report on Form 8-K. Assuming the sale occurred on January 1, 1995, the effect on the Company's operations as a result of the divestiture of the Heavy Maintenance Business would have been:

        Reduction in sales and operating revenues.......................  $9,022
        Reduction in costs and operating expenses.......................   7,437
        Reduction in selling, general and administrative expenses.......     380
                                                                          ------
         Reduction in operating income..................................  $1,205
                                                                          ======

(c) The Company has specifically identified cost reductions and other operating income enhancements resulting from a business integration plan which is expected to be followed subsequent to the Acquisition. The business integration plan contemplates: (i) implementation of an agreement between the Company and AlliedSignal providing the Company with $15.0 million in annual orders for the repair of AlliedSignal parts and components during the term of the agreement, which will include parts and components sent by Garrett to AlliedSignal for such service; and (ii) eliminating certain management fees and consulting fees and reducing certain other administrative costs such as insurance and professional fees previously paid by Garrett. For a description of the Company's agreement with AlliedSignal, see the discussion of the "UNC/AlliedSignal Agreement" included elsewhere in this Current Report on Form 8-K.

  The Company's business integration plan provides for the events generating these reductions to occur in phases, beginning in the initial year. The pro forma expected cost savings for the year ended December 31, 1995 reflect savings and operating efficiencies the Company expects during the initial year following the consummation of the Acquisition. The Company expects to realize other benefits during the three years following the Acquisition. Assuming the Acquisition occurred on January 1, 1995 and the phase-in of the business integration plan commenced as of such date, the expected cost reductions, on a pro forma basis, for the year ended December 31, 1995 are as follows:

        Reduction in costs and operating expenses.......................  $7,269
        Reduction in selling, general and administrative expenses.......   2,720
                                                                          ------
         Total cost reductions..........................................  $9,989
                                                                          ======

(d) Represents $4,180 of cost associated with the amortization of the cost in excess of net assets acquired from Garrett, assuming the acquisition had been consummated on January 1, 1995, offset by the elimination of $1,397 of cost applicable to Garrett's amortization of intangible assets for the year ended December 31, 1995.

(e) Reflects the additional interest expense of $13,931 (assuming a pro forma rate of 11% on the Notes offered hereby), for the year ended December 31, 1995 that would have been incurred had the Acquisition, the Offering, the UNC/AlliedSignal Agreement and the sale of the Heavy Maintenance Business taken place on January 1, 1995, offset by elimination of interest of $2,948 of Garrett on senior debt that is not being assumed by the Company.

(f) Represents the accrual of income taxes on pro forma earnings at the effective income tax rate of 35%.

(g) Reflects the cumulative preferred dividends at the rate of 8.5% on the Preferred Stock.

(h) Reflects the elimination of the cash balance of Garrett, which is an asset that is not being acquired.

(i) Represents a $1,513 note received in connection with the Company's divestiture of the Heavy Maintenance Business.

(j) These adjustments reflect the allocation of the purchase price for Garrett to present the inventory, property, plant and equipment and intangibles at their estimated fair market value.

(k) Reflects the sale of inventory and equipment, net of related engine overhaul reserves, to Sabreliner in connection with the Company's divestiture of the Heavy Maintenance Business.

(l) Reflects the issuance of $125,000 of long-term senior subordinated notes and $3,985 of additional borrowing under the Company's Revolving Credit Facility, offset by the elimination of $34,750 of Garrett's senior debt that is not being assumed in the Acquisition. The senior debt of Garrett includes $10,000 of revolving credit and $24,750 of senior term loans of which $8,250 is classified as a current liability.

(m) Reflects $25,000 of Preferred Stock being issued as a part of the Acquisition.

(n) Reflects the elimination of partner's capital which is not being assumed in the Acquisition of Garrett.